Filed by Northwest Airlines Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Northwest Airlines Corporation
Commission File No.: 0-23642

Forward-Looking Statements

This filing (including information included or incorporated by reference herein) includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta and Northwest caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

***
Delta Air Lines, Inc. and Northwest Airlines Corporation have created a website at www.newglobalairlines.com with information about the merger. The website includes the information being filed herewith.

A Delta / Northwest Combination is Good for Alabama

Alabama will benefit from single carrier access to over 390 worldwide destinations


Muscle Shoals
Huntsville/ Decatur
Birmingham
Montgomery
Dothan
Mobile
Northwest unique city
Delta unique city
Service from both carriers

- Delta / Northwest provide more service to Alabama than any other carrier
- Provides more efficient link between Asia and the growing automotive industry in Alabama
- Delta / Northwest carried nearly 2 million passengers traveling to and from Alabama
- Delta / Northwest service generates approximately $1.3 billion in annual economic benefit and employs approximately 440 people (DL 370 / NW 70) in Alabama

Current Peak Day Departures	
Delta – 50	Northwest – 20

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006
Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Alaska

Alaska will benefit from single carrier access to over 390 worldwide destinations


Fairbanks
Anchorage
Northwest unique city
Delta unique city
Service from both carriers

- Combined carrier serves six non-stop destinations in the lower 48 states from Alaska
- Improved single carrier access to Europe, Latin America, the Middle East and Africa
- Delta / Northwest carried more than 750,000 passengers traveling to and from Alaska
- Delta / Northwest service generates approximately $700 million in annual economic benefit and employs approximately 520 people (DL 50 / NW 470) in Alaska

Current Peak Day Departures	
Delta – 6	Northwest – 7

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Arizona

Arizona will benefit from single carrier access to over 390 worldwide destinations


Phoenix
Yuma
Tucson
Northwest unique city
Delta unique city
Service from both carriers

- Delta / Northwest's 2008 schedule includes new service from Tucson to Los Angeles and Yuma to Salt Lake City
- Improved single carrier access to Europe, Latin America, the Middle East, Asia and Africa
- Delta / Northwest carried almost 2.8 million passengers traveling to and from Arizona
- Delta / Northwest service generates approximately $2.8 billion in annual economic benefit and employs approximately 360 people (DL 260 / NW 100) in Arizona

Current Peak Day Departures	
Delta – 33	Northwest – 16

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Arkansas

Arkansas will benefit from single carrier access to over 390 worldwide destinations


Fayetteville
Fort Smith
Little Rock
Northwest unique city
Delta unique city
Service from both carriers

- Improved single carrier access to Europe, Latin America, the Middle East, Asia and Africa
- Delta / Northwest carried nearly 1 million passengers traveling to and from Arkansas
- Delta / Northwest service generates more than $900 million in annual economic benefit and employs approximately 130 people (DL 90 / NW 40) in Arkansas

Current Peak Day Departures	
Delta – 21	Northwest – 14

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for California

California will benefit from single carrier access to over 390 worldwide destinations



Eureka/Arcata
Sacramento
Oakland
San Francisco
San Jose
Fresno
San Luis Obispo
Bakersfield
Santa Barbara
Burbank
Ontario
Los Angeles
Long Beach
Orange County
Palm Springs
San Diego
Northwest unique city
Delta unique city
Service from both carriers

- New non-stop services offered from Los Angeles to Kona, Lihue and Tucson; San Diego to Memphis and Eureka/Arcata to Salt Lake City
- Delta / Northwest offer service to 16 cities in California
- Non-stop service from Los Angeles to 49 destinations, including 15 in Mexico and Central America and Tokyo, Japan
- Delta / Northwest carried more than 13.3 million passengers traveling to and from California
- Delta / Northwest service generates more than $17 billion in annual economic benefit and employs approximately 3,700 people (DL 2,550 / NW 1,150) in California

Current Peak Day Departures	
Delta – 195	Northwest – 51

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Colorado

Colorado will benefit from single carrier access to over 390 worldwide destinations



Steamboat Springs
Vail/Eagle
Denver
Grand Junction
Aspen
Colorado Springs
Montrose
Durango

- New non-stop services offered from Steamboat Springs to New York (JFK), Aspen to Atlanta and Colorado Springs to Memphis
- Improved single carrier access to Europe, Latin America, the Middle East, Asia and Africa
- Delta / Northwest carried more than 2.7 million passengers traveling to and from Colorado
- Delta / Northwest service generates approximately $2.3 billion in annual economic benefit and employs approximately 400 people (DL 300 / NW 100) in Colorado

Current Peak Day Departures	
Delta – 43	Northwest – 20

Northwest unique city

Delta unique city

Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Connecticut

Connecticut will benefit from single carrier access to over 390 worldwide destinations



Hartford

- Delta / Northwest provide more service to Connecticut than any other carrier
- Delta / Northwest's 2008 schedule includes new service from Hartford to Cancun and Memphis
- Delta / Northwest carried nearly 2 million passengers traveling to and from Connecticut
- Delta / Northwest service generates more than $2.2 billion in annual economic benefit and employs approximately 225 people (DL 220 / NW 5) in Connecticut

Current Peak Day Departures	
Delta – 23	Northwest – 12

Northwest unique city

Delta unique city

Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Florida

Florida will benefit from single carrier access to over 390 worldwide destinations


Pensacola
Fort Walton Beach
Tallahassee
Panama City
Gainesville
Jacksonville
Daytona Beach
Orlando
Tampa
Melbourne
Sarasota/Bradenton
West Palm Beach
Fort Myers
Fort Lauderdale
Miami
Key West
Northwest unique city
Delta unique city
Service from both carriers

- Delta / Northwest offer service to more cities in Florida than any other carrier
- New non-stop services offered from Daytona Beach to New York (LGA), Orlando to Cancun, and Sarasota to Boston
- Non-stop service from Orlando to 32 domestic and international destinations
- Improved single carrier access to fast growing markets in Asia / Pacific
- Delta / Northwest carried more than 22 million passengers traveling to and from Florida
- Delta / Northwest service generates over $15.9 billion in annual economic benefit and employs approximately 5,500 people (DL 4,600 / NW 900) in Florida

Current Peak Day Departures	
Delta – 307	Northwest – 91

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Georgia

Increased access to key Asian business centers will enable Georgia to better compete for future international investment



Atlanta
Augusta
Macon
Columbus
Savannah
Albany
Brunswick
Valdosta
Northwest unique city
Delta unique city
Service from both carriers

- Atlanta will continue to be the world's preeminent airline hub and hometown to the world's largest airline
- New non-stop services offered from Atlanta to Bonaire, Curacao, Lagos, London-Heathrow, Queretaro, Santiago (Dominican Republic), Shanghai, St. Kitts, Stockholm and Tobago bringing the total number of international destinations served from Atlanta to 86
- New domestic service includes Atlanta to Aspen and Lawton
- Improved single carrier access to fast growing markets in Asia / Pacific with convenient connections via Tokyo-Narita
- Delta / Northwest carried more than 16 million passengers traveling to and from Georgia
- Delta / Northwest service generates nearly $27 billion in annual economic benefit and employs approximately 27,200 people (DL 27,000 / NW 200) in Georgia

Current Peak Day Departures	
Delta – 1,030	Northwest – 19

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008; New international service subject to government approval

A Delta / Northwest Combination is Good for Hawaii

Hawaii will benefit from single carrier access to over 390 worldwide destinations


Lihue
Honolulu
Kahului
Kona
Northwest unique city
Delta unique city
Service from both carriers

- Combined carrier serves nine non-stop destinations from Hawaii including seven in the U.S. mainland and two in Japan
- New non-stop service to commence in 2008 from Los Angeles to Kona and Lihue
- Delta / Northwest carried over 2 million passengers traveling to and from Hawaii
- Delta / Northwest service generates more than $2.9 billion in annual economic benefit and employs approximately 850 people (DL 300 / NW 550) in Hawaii

Current Peak Day Departures	
Delta – 9	Northwest – 11

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Idaho

Idaho will benefit from single carrier access to over 390 worldwide destinations


Lewiston
Boise
Sun Valley
Idaho Falls
Pocatello
Twin Falls

- Northwest unique city
- Delta unique city
- Service from both carriers

- Delta / Northwest provide more service to Idaho than any other carrier
- Improved single carrier access to Asia / Pacific, Europe, Latin America, the Middle East and Africa
- Delta / Northwest carried more than 900,000 passengers traveling to and from Idaho
- Delta / Northwest service generates approximately $1.2 billion in annual economic benefit and employs 53 people (DL 51 / NW 2) in Idaho

Current Peak Day Departures	
Delta – 40	Northwest – 4

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Illinois

Illinois will benefit from single carrier access to over 390 worldwide destinations



Chicago-O'Hare
Chicago-Midway
Moline
Peoria
Bloomington
Champaign
Northwest unique city
Delta unique city
Service from both carriers

- Improved single carrier access to Europe, Latin America, the Middle East and Africa
- Delta / Northwest carried over 3.5 million passengers traveling to and from Illinois
- Delta / Northwest service generates more than $3.1 billion in annual economic benefit and employs approximately 820 people (DL 500 / NW 320) in Illinois

Current Peak Day Departures	
Delta – 52	Northwest – 53

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Indiana

Indiana will benefit from single carrier access to over 390 worldwide destinations


South Bend
Fort Wayne
Indianapolis
Evansville
Northwest unique city
Delta unique city
Service from both carriers

- New non-stop service to commence in 2008 from Fort Wayne to Minneapolis/St. Paul and Indianapolis to Austin and San Antonio
- Delta / Northwest provide more service to Indiana than any other carrier
- Combined carrier serves 25 non-stop destinations from Indianapolis
- Improved single carrier access to Europe, Latin America, the Middle East and Africa
- Delta / Northwest carried over 3 million passengers traveling to and from Indiana
- Delta / Northwest service generates more than $3 billion in annual economic benefit and employs approximately 580 people (DL 310 / NW 270) in Indiana

Current Peak Day Departures	
Delta – 39	Northwest – 67

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006
Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Iowa  Iowa will benefit from single carrier access to over 390 worldwide destinations •Delta / Northwest provide more service to Iowa than any other carrier •New non-stop service to commence in 2008 from Dubuque to Minneapolis/St. Paul•Improved single carrier access to Europe, Latin America, the Middle East and Africa •Delta / Northwest carried nearly 1 million passengers traveling to and from Iowa•Delta / Northwest service generates more than $500 million in annual economic benefit and employs approximately 265 people (DL75/NW190)inIowa(DL 75 / NW 190) in Iowa Delta 10 Northwest 45 Sioux City Mason City Fort Dodge Waterloo Dubuque Cedar Rapids Des Moines Source: OAG Jan. 2008 –Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006Note: Includes direct, indirect and induced impacts from Appendix B: “Economic Impact of U.S. Commercial Aviation by State, 2004” prorated by combined carrier’s share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Kansas Kansas will benefit from single carrier access to over 390 worldwide destinations •New non-stop service to commence in 2008 from Wichita to Detroit •Improved single carrier access to Asia / Pacific, Europe, Latin America, the Middle East, Asia and Africa•Delta / Northwest carried over 1.7 million passengers traveling to and from Kansas •Delta / Northwest service generates approximately $1.3 billion in annual economic benefit and employs 61 people (DL 47 / NW 14) in Kansas Delta 22 Northwest 24 Kansas City Wichita  Source: OAG Jan. 2008 –Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006Note: Includes direct, indirect and induced impacts from Appendix B: “Economic Impact of U.S. Commercial Aviation by State, 2004” prorated by combined carrier’s share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Kansas Kansas will benefit from single carrier access to over 390 worldwide destinations •New non-stop service to commence in 2008 from Wichita to Detroit •Improved single carrier access to Asia / Pacific, Europe, Latin America, the Middle East, Asia and Africa•Delta / Northwest carried over 1.7 million passengers traveling to and from Kansas •Delta / Northwest service generates approximately $1.3 billion in annual economic benefit and employs 61 people (DL 47 / NW 14) in Kansas Delta 22 Northwest 24 Kansas City Wichita  Source: OAG Jan. 2008 –Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006Note: Includes direct, indirect and induced impacts from Appendix B: “Economic Impact of U.S. Commercial Aviation by State, 2004” prorated by combined carrier’s share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Kentucky

Increased access to international markets will provide a key stimulus for new foreign investment and continued economic growth



Cincinnati (Covington)
Louisville
Lexington
Paducah

- Cincinnati hub continues to be a vital part of the merged network
- Combined carrier will provide more service than any other airline to the state of Kentucky and greater Cincinnati
- Seasonal service from Cincinnati to Amsterdam, Netherlands and Anchorage, Alaska begins in May
- Improved single carrier access to fast growing markets in Asia / Pacific
- Delta / Northwest carried more than 4.7 million passengers traveling to and from Kentucky
- Delta / Northwest service generates more than $4.5 billion in annual economic benefit and employs approximately 1,650 people (DL 1,650 / NW 2) in Kentucky

Current Peak Day Departures	
Delta – 416	Northwest – 32

- Northwest unique city
- Delta unique city
- Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008; New international service subject to government approval

A Delta / Northwest Combination is Good for Louisiana

Louisiana will benefit from single carrier access to over 390 worldwide destinations



Shreveport
Monroe
Alexandria
Baton Rouge
Lafayette
New Orleans

- Improved single carrier access to fast growing markets in Asia / Pacific
- Delta / Northwest carried over 2 million passengers traveling to and from Louisiana
- Delta / Northwest service generates nearly $1.8 billion in annual economic benefit and employs approximately 500 people (DL 440 / NW 60) in Louisiana

Current Peak Day Departures	
Delta – 40	Northwest – 22

Northwest unique city

Delta unique city

Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Maine

Maine will benefit from single carrier access to over 390 worldwide destinations


Bangor
Portland

- Northwest unique city
- Delta unique city
- Service from both carriers

- New non-stop service to commence in 2008 from Bangor to New York (JFK)
- Improved single carrier access to fast growing markets in Asia / Pacific
- Delta / Northwest carried more than 600,000 passengers traveling to and from Maine
- Delta / Northwest service generates approximately $800 million in annual economic benefit and employs 134 people (DL 134) in Maine

Current Peak Day Departures	
Delta – 14	Northwest – 8

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Maryland Maryland will benefit from single carrier access to over 390 worldwide destinations•Improved single carrier access to Asia / Pacific, Europe, Latin America, the Middle East and Africa •Delta / Northwest carried over 2 million passengers traveling to and from Maryland•Delta / Northwest service generates over $1.2 billion in annual economic benefit and employs approximately 460 people (DL 240 /NW220)iMld/ NW 220) in Maryland Baltimore Delta 26 Northwest 13 Source: OAG Jan. 2008 –Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006Note: Includes direct, indirect and induced impacts from Appendix B: “Economic Impact of U.S. Commercial Aviation by State, 2004” prorated by combined carrier’s share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Massachusetts

Massachusetts will benefit from single carrier access to over 390 worldwide destinations


Boston
Nantucket

- New non-stop service offered from Boston to Sarasota
- Seasonal service from Boston to Charlottetown (Prince Edward Island) returns June 2008
- Delta / Northwest provide more service to Massachusetts than any other carrier with non-stop flights from Boston to 31 destinations
- Delta / Northwest carried more than 5 million passengers traveling to and from Massachusetts
- Delta / Northwest service generates more than $3.2 billion in annual economic benefit and employs approximately 1,400 people (DL 950 / 450) in Massachusetts

Current Peak Day Departures	
Delta – 93	Northwest – 21

Northwest unique city

Delta unique city

Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006
Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Michigan

New international service from Detroit and non-stop service to three continents will support economic development throughout Michigan



Hancock
Marquette
Sault Ste. Marie
Iron Mountain
Pellston
Escanaba
Alpena
Traverse City
Saginaw
Grand Rapids
Flint
Muskegon
Lansing
Detroit
Kalamazoo
Northwest unique city
Delta unique city
Service from both carriers

- Detroit WorldGateway will serve as the premier hub in the Great Lakes region with connections across the globe
- Delta / Northwest's 2008 schedule includes 2 new international routes from Michigan: Detroit to London-Heathrow and Monterrey (Mexico)
- Service to China (Shanghai) from Detroit to commence in 2009
- Connections from the Upper Peninsula are enhanced with new service from Escanaba and Iron Mountain to Detroit and Minneapolis/St. Paul; other new domestic non-stops to commence in 2008 from Detroit to Chattanooga and Wichita
- Delta / Northwest carried almost 12 million passengers traveling to and from Michigan
- Delta / Northwest service generates more than $11.5 billion in annual economic benefit and employs approximately 9,150 people (DL 250 / NW 8,900) in Michigan

Current Peak Day Departures	
Delta – 39	Northwest – 598

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006
Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008; New international service subject to government approval

A Delta / Northwest Combination is Good for Minnesota

Minnesota will continue to benefit from major hub service with increased access to markets in Europe, Latin America and the Caribbean


International Falls
Thief River Falls
Bemidji
Hibbing
Duluth
Brainerd
St. Cloud
Minneapolis/St. Paul
Rochester
Northwest unique city
Delta unique city
Service from both carriers

- Minneapolis/St. Paul's status as a premier hub is enhanced with addition of new international destinations
- Delta / Northwest's 2008 schedule includes 2 new international routes from Minnesota: Minneapolis/St. Paul to London-Heathrow and Paris
- New domestic service in 2008 includes Minneapolis/St. Paul to Dubuque, Fort Wayne, Jamestown (North Dakota) and Iron Mountain
- Improved single carrier access to Latin America, Europe, the Middle East and Africa
- Delta / Northwest carried more than 10.5 million passengers traveling to and from Minnesota
- Delta / Northwest service generates more than $12.8 billion in annual economic benefit and employs approximately 12,625 people (DL 125 / NW 12,500) in Minnesota

Current Peak Day Departures	
Delta – 17	Northwest – 522

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006
Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008; New international service subject to government approval

A Delta / Northwest Combination is Good for Mississippi  Mississippi will benefit from single carrier access to over 390 worldwide destinations •Delta / Northwest offer service to more cities in Mississippi than any other carrier •Delta / Northwest carried nearly 1 million passengers traveling to and from Mississippi•Delta / Northwest service generates over $900 million in annual economic benefit and employs approximately 190 people (DL 170 /NW20)iMiiii/ NW 20) in Mississippi Delta 22 Northwest 17 Tupelo Columbus Greenville Jackson Meridian  •Delta / Northwest carried nearly 1 million passengers traveling to and from Mississippi•Delta / Northwest service generates over $900 million in annual economic benefit and employs approximately 190 people (DL 170 /NW20)iMiiii/ NW 20) in Mississippi Source: OAG Jan. 2008 –Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006Note: Includes direct, indirect and induced impacts from Appendix B: “Economic Impact of U.S. Commercial Aviation by State, 2004” prorated by combined carrier’s share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Missouri Missouri will benefit from single carrier access to over 390 worldwide destinations •Improved access to Asia / Pacific, Europe, Latin America, the Middle East and Africa •Delta / Northwest carried over 2.8 million passengers traveling to and from Missouri•Delta / Northwest service generates more than $2.3 billion in annual economic benefit and employs approximately 285 people (DL125/NW160)iMii(DL 125 / NW 160) in Missouri  Kansas City St. Louis Springfield Delta 39 Northwest 38

A Delta / Northwest Combination is Good for Montana  Montana will benefit from single carrier access to over 390 worldwide destinations •Delta / Northwest offer service to more cities in Montana than any other carrier •Improved single carrier access to Europe, Latin America, the Middle East and Africa•Delta / Northwest carried more than 1.5 million passengers traveling to and from Montana •Delta / Northwest service generates over $1.5 billion in annual economic benefit and employs 67 people (DL 61 / NW 6) in Montana Kalispell/Glacier Great Falls Missoula Helena Butte Boseman Billings West Yellowstone Del;ta 38 Northwest 15

A Delta / Northwest Combination is Good for Nebraska  Nebraska will benefit from single carrier access to over 390 worldwide destinations •Improved single carrier access to Europe, Latin America, the Middle East and Africa •Delta / Northwest carried almost 1 million passengers traveling to and from Nebraska•Delta / Northwest service generates approximately $500 million in annual economic benefit and employs 70 people (DL 52 / NW 18) iNbkin Nebraska Delta 10 Northwest 19 Omaha Lincoln

A Delta / Northwest Combination is Good for Nevada Nevada will benefit from single carrier access to over 390 worldwide destinations •Improved single carrier access to fast growing markets in Asia / Pacific •Delta / Northwest carried over 3.8 million passengers traveling to and from Nevada•Delta / Northwest service generates more than $2.6 billion in annual economic benefit and employs approximately 330 people (DL220/NW110)iNd(DL 220 / NW 110) in Nevada Delta 35 Northwest 14 Elko Reno Law Vegas

A Delta / Northwest Combination is Good for New Hampshire New Hampshire will benefit from single carrier access to over 390 worldwide destinations •Improved single carrier access to Asia / Pacific, Europe, Latin America, the Middle East and Africa, •Delta / Northwest carried nearly 600,000 passengers traveling to and from New Hampshire•Delta / Northwest service generates nearly $500 million in annual economic benefit and employs approximately 215 people (DL 210 /NW5)iNHhi/ NW 5) in New Hampshire Manchester Delta 6 Northwest 5

A Delta / Northwest Combination is Good for New Jersey New Jersey will benefit from single carrier access to over 390 worldwide destinations •Improved single carrier access to fast growing markets in Asia / Pacific •Delta / Northwest carried over 1.6 million passengers traveling to and from New Jersey•Delta / Northwest service generates more than $1.7 billion in annual economic benefit and employs approximately 580 people (DL450/NW130)iNJ(DL 450 / NW 130) in New JerseyNewark Delta 19 Northwest 16

A Delta / Northwest Combination is Good for New Mexico New Mexico will benefit from single carrier access to over 390 worldwide destinations •Improved single carrier access to fast growing markets in Asia / Pacific •Delta / Northwest carried over 600,000 passengers traveling to and from New Mexico•Delta / Northwest service generates over $800 million in annual economic benefit and employs 45 people (DL 44 / NW 1) in New Mexico  Albuquerque Delta 9 Northwest 2

A Delta / Northwest Combination is Good for New York

International growth at JFK provides additional options for New York residents traveling to Asia, Europe and the Middle East



Rochester
Syracuse
Albany
Buffalo
Ithaca
Binghamton
Elmira
Newburgh
White Plains
New York-La Guardia
New York-JFK
Northwest unique city
Delta unique city
Service from both carriers

- Delta / Northwest serve more non-stop destinations with more flights from the state of New York than any other carrier
- Delta / Northwest's 2008 schedule includes 18 new international routes from New York: New York (JFK) to Amman, Antigua, Cairo, Cape Town, Charlottetown, Dakar, Edinburgh, Georgetown (Guyana), Guatemala City, Halifax, Liberia, London-Heathrow, Lyon, Malaga, Port of Spain, Panama City, San Jose and Tel-Aviv, bringing the total number of international destinations served from New York (JFK) to 52
- New domestic routes include New York (JFK) to Bangor, Charlotte, Houston (IAH) and Steamboat Springs and New York (LGA) to Daytona Beach
- Delta / Northwest carried almost 13 million passengers traveling to and from New York State
- Delta / Northwest service generates more than $13.2 billion in annual economic benefit and employs approximately 4,400 people (DL 3,900 / NW 500) in New York State

Current Peak Day Departures	
Delta – 375	Northwest – 67

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006
Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008: New international service subject to government approval

A Delta / Northwest Combination is Good for North Carolina  North Carolina will benefit from single carrier access to over 390 worldwide destinations  •Delta / Northwest’s 2008 schedule includes new service from Charlotte to New York (JFK) and Raleigh to Cancun()g •Improved single carrier access to fast growing markets in Asia / Pacific•Delta / Northwest carried over 4.6 million passengers traveling to and from North Carolina •Delta / Northwest service generates more than $4.2 billion in annual economic benefit and employs approximately 560 people (DL 520 / NW 40) in North Carolina GbAshevilleFayettevilleGreensboroNew BernCharlotteRaleigh/Durham JacksonvilleWilmington Delta 92 Northwest 34

A Delta / Northwest Combination is Good for North Dakota

North Dakota will benefit from single carrier access to over 390 worldwide destinations


Minot
Devils Lake
Grand Forks
Fargo
Bismarck
Jamestown

- Delta / Northwest offer service to more cities in North Dakota than any other carrier
- Improved single-carrier access to Latin America, Europe, the Middle East, and Africa
- Delta / Northwest carried more than 800,000 passengers traveling to and from North Dakota
- Delta / Northwest service generates approximately $500 million in annual economic benefit and employs 30 people (NW 30) in North Dakota

Current Peak Day Departures	
Delta – 0	Northwest – 28

Northwest unique city

Delta unique city

Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Ohio

Increased access to international markets will provide a key stimulus for new foreign investment and continued economic growth


Cleveland
Toledo
Akron/Canton
Columbus
Dayton
Cincinnati
Northwest unique city
Delta unique city
Service from both carriers

- Cincinnati hub continues to be a vital part of the merged network
- Combined carrier will provide more service than any other airline to the state of Ohio
- Seasonal service from Cincinnati to Amsterdam, Netherlands and Anchorage, Alaska begins in May
- Improved single carrier access to fast growing markets in Asia / Pacific
- Delta / Northwest carried more than 6.7 million passengers traveling to and from Ohio
- Delta / Northwest service generates approximately $6.9 billion in annual economic benefit[1] and employs approximately 5,800 people (DL 5,700 / NW 100) in Ohio

Current Peak Day Departures	
Delta – 454	Northwest – 54

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006
Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008
1/ Includes CVG airport (Covington, Kentucky) impact

A Delta / Northwest Combination is Good for Oklahoma Oklahomawillbenefitfromsinglecarrieraccesstoover390worldwideOklahoma will benefit from single carrier access to over 390 worldwide destinations •New non-stop service offered from Lawton to Atlanta •ImprovedsinglecarrieraccesstofastgrowingmarketsinAsia/•Improved single carrier access to fast growing markets in Asia / Pacific•Delta / Northwest carried approximately 1 million passengers traveling to and from Oklahoma•Delta / Northwest service generates nearly $2.2 billion in annual gy$economic benefit and employs approximately 145 people (DL 100 / NW 45) in Oklahoma Delta 23 Northwest 14 Tulsa Oklahoma City Lawton

A Delta / Northwest Combination is Good for Oregon  Oregonwillbenefitfromsinglecarrieraccesstoover390worldwideOregon will benefit from single carrier access to over 390 worldwide destinations •Delta / Northwest’s 2008 schedule includes new international service from Portland to Amsterdam •Delta / Northwest carried more than 1.7 million passengers traveling to and from Oregon•Delta / Northwest service generates nearly $1.7 billion in annual economic benefit and employs approximately 250 people (DL 130 /NW120)iO/ NW 120) in Oregon Delta 24 Northwest 9 Portland Salem Redmond Eugene Medford

A Delta / Northwest Combination is Good for Pennsylvania Pennsylvaniawillbenefitfromsinglecarrieraccesstoover390worldwidePennsylvania will benefit from single carrier access to over 390 worldwide destinations •Improved single carrier access to fast growing markets in Asia / Pacific •Delta / Northwest carried more than 4.3 million passengers traveling to and from Pennsylvania•Delta / Northwest service generates nearly $4.8 billion in annual economic benefit and employs approximately 500 people (DL 375 /NW125)iPli/ NW 125) in Pennsylvania Delta 66 Northwest 50 Erie Scranton State College Pittsburgh Latrobe Allentown Harrisburg Phildelphia

A Delta / Northwest Combination is Good for Rhode Island •Delta / Northwest carried over 600,000 passengers traveling to and from Rhode Island•Delta / Northwest service generates approximately $200 million in annual economic benefit and employs 50 people (DL 48 / NW 2) in RhdIldRhode Island ProvidenceDelta 10 Northwest 5

A Delta / Northwest Combination is Good for South Carolina

South Carolina will benefit from single carrier access to over 390 worldwide destinations


Greenville/
Spartanburg
Florence
Columbia
Myrtle
Beach
Charleston
Hilton Head

- Delta / Northwest offer more service from South Carolina than any other carrier
- Improved single carrier access to fast growing markets in Asia / Pacific
- Delta / Northwest carried more than 2 million passengers traveling to and from South Carolina
- Delta / Northwest service generates over $2.7 billion in annual economic benefit and employs approximately 400 people (DL 350 / NW 50) in South Carolina

Current Peak Day Departures	
Delta – 57	Northwest – 19

- Northwest unique city
- Delta unique city
- Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006
Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for South Dakota SouthDakotawillbenefitfromsinglecarrieraccesstoover390worldwideSouth Dakota will benefit from single carrier access to over 390 worldwide destinations •Delta / Northwest offer service to more cities in South Dakota than any other carrier •Delta / Northwest carried approximately 650,000 passengers traveling to and from South Dakota•Delta / Northwest service generates approximately $400 million in annual economic benefit and employs 23 people (DL 20 / NW 3) in SthDktSouth Dakota Delta 4 Northwest 21 Rapid City Pierre Aberdeen Watertown Sioux Falls

A Delta / Northwest Combination is Good for Tennessee

Tennessee will benefit from increased access to key business centers in Europe and Latin America


Tri-Cities
Nashville
Knoxville
Chattanooga
Memphis

- Memphis hub continues to be a vital part of the merged network
- Delta / Northwest's 2008 schedule includes 6 new routes from Tennessee: New international service from Memphis to Puerto Vallarta and domestic service from Memphis to Colorado Springs, Hartford, Norfolk and San Diego and Chattanooga to Detroit
- Improved single carrier access to Europe, Latin America, the Middle East and Africa
- Delta / Northwest carried more than 5 million passengers traveling to and from Tennessee
- Delta / Northwest service generates nearly $3.3 billion in annual economic benefit and employs approximately 4,000 people (DL 500 / NW 3,500) in Tennessee

Current Peak Day Departures	
Delta – 71	Northwest – 263

Northwest unique city

Delta unique city

Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008: New international service subject to government approval

A Delta / Northwest Combination is Good for Texas

Texas will benefit from single carrier access to over 390 worldwide destinations



Dallas/Fort Worth
El Paso
Killeen
Houston-Intercontinental
Austin
San Antonio
Houston-Hobby
Northwest unique city
Delta unique city
Service from both carriers

- New non-stop service to commence in 2008 from Austin and San Antonio to Indianapolis and Houston (IAH) to New York (JFK)
- Improved single carrier access to fast growing markets in Asia / Pacific
- Delta / Northwest carried over 5 million passengers traveling to and from Texas
- Delta / Northwest service generates more than $8.8 billion in annual economic benefit and employs approximately 2,500 people (DL 2,350 / NW 150) in Texas

Current Peak Day Departures	
Delta – 72	Northwest – 41

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Utah

Key industries in Utah will benefit from new non-stop service to Europe and increased access to growing Asian markets



Salt Lake City
Cedar City
St. George
Northwest unique city
Delta unique city
Service from both carriers

- Salt Lake City retains role as primary gateway to the Western U.S
- Salt Lake City's first trans-Atlantic flight begins June 2008 with new non-stop service to Paris, France
- New non-stop services offered from Salt Lake City to Cedar City (Utah), Eureka/Arcata and Yuma
- Improved single carrier access to fast growing markets in Asia / Pacific
- Delta / Northwest carried more than 5 million passengers traveling to and from Utah
- Delta / Northwest service generates more than $7.6 billion in annual economic benefit and employs approximately 3,000 people (DL 3,000 / NW 5) in Utah

Current Peak Day Departures	
Delta – 346	Northwest – 5

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008: New international service subject to government approval

A Delta / Northwest Combination is Good for Vermont Vermontwillbenefitfromsinglecarrieraccesstoover390worldwideVermont will benefit from single carrier access to over 390 worldwide destinations •Improved single carrier access to fast growing markets in Asia / Pacific •Delta / Northwest carried over 200,000 passengers traveling to and from Vermont•Delta / Northwest service generates more than $300 million in annual economic benefit and employs 34 people (DL 34) in VtVermont Burlington Delta 6 Northwest 4

A Delta / Northwest Combination is Good for Virginia

Virginia will benefit from single carrier access to over 390 worldwide destinations



Washington-National
Washington-Dulles
Charlottesville
Richmond
Lynchburg
Roanoke
Newport News
Norfolk

- Delta / Northwest offer service to more cities in Virginia than any other carrier
- Delta / Northwest's 2008 schedule includes new service from Norfolk to Memphis
- Improved single carrier access to fast growing markets in Asia / Pacific
- Delta / Northwest carried approximately 7 million passengers traveling to and from Virginia
- Delta / Northwest service generates more than $4.8 billion in annual economic benefit and employs approximately 850 (DL 550 / NW 300) people in Virginia

Current Peak Day Departures	
Delta – 135	Northwest – 51

Northwest unique city

Delta unique city

Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Washington

Washington will benefit from single carrier access to over 390 worldwide destinations


Seattle/Tacoma
Spokane
Yakima
Pasco

- Delta / Northwest's 2008 schedule includes new international service from Seattle to London-Heathrow beginning June 1, 2008
- Delta / Northwest carried nearly 3.7 million passengers traveling to and from Washington
- Delta / Northwest service generates nearly $5 billion in annual economic benefit and employs approximately 1,900 people (DL 600 / NW 1,300) in Washington

Current Peak Day Departures	
Delta – 37	Northwest – 26

Northwest unique city

Delta unique city

Service from both carriers

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for West Virginia WestVirginiawillbenefitfromsinglecarrieraccesstoover390worldwideWest Virginia will benefit from single carrier access to over 390 worldwide destinations •Improved single carrier access to fast growing markets in Asia / Pacific •Delta / Northwest carried more than 200,000 passengers traveling to and from West Virginia•Delta / Northwest service generates approximately $800 million in annual economic benefit and employs 53 people (DL 53) in West ViiiVirginia Delta 10 Northwest 3 CharlestonHuntington Greenbrier

A Delta / Northwest Combination is Good for Wisconsin Wisconsinwillbenefitfromsinglecarrieraccesstoover390worldwideWisconsin will benefit from single carrier access to over 390 worldwide destinations •Delta / Northwest offer service to more cities in Wisconsin than any other carrier •Improved single carrier access to Europe, Latin America, the Middle East and Africa •Delta / Northwest carried more than 3.2 million passengers traveling to and from Wisconsin •Delta / Northwest service generates more than $2.3 billion in annual economic benefit and employs approximately 450 people (DL 225 / NW 225) in Wisconsin Delta 25 Northwest 73 RhinelanderRhinelander AppletonEau ClaireGreen BayWausaupp La Crosse Milwaukee MadisonMadison

A Delta / Northwest Combination is Good for Wisconsin

Wisconsin will benefit from single carrier access to over 390 worldwide destinations


Rhinelander
Eau Claire
Wausau
Green Bay
Appleton
La Crosse
Milwaukee
Madison
Northwest unique city
Delta unique city
Service from both carriers

- Delta / Northwest offer service to more cities in Wisconsin than any other carrier
- Improved single carrier access to Europe, Latin America, the Middle East and Africa
- Delta / Northwest carried more than 3.2 million passengers traveling to and from Wisconsin
- Delta / Northwest service generates more than $2.3 billion in annual economic benefit and employs approximately 450 people (DL 225 / NW 225) in Wisconsin

Current Peak Day Departures	
Delta – 25	Northwest – 73

Source: OAG Jan. 2008 – Dec. 2008 (excluding cancellations and including additions as of March 28, 2008); US DOT O&D Survey YE3Q07; ATA Commercial Aviation And The American Economy, March 2006

Note: Includes direct, indirect and induced impacts from Appendix B: "Economic Impact of U.S. Commercial Aviation by State, 2004" prorated by combined carrier's share of O&D revenue, ASM, and fleet share by state; Employment data represents residents employed by mainline and connection carriers (Comair, ASA, Pinnacle and Compass only) as of Jan. 2008

A Delta / Northwest Combination is Good for Wyoming Wyomingwillbenefitfromsinglecarrieraccesstoover390worldwideWyoming will benefit from single carrier access to over 390 worldwide destinations •Improved single carrier access to fast growing markets in Asia / Pacific •Delta / Northwest carried over 250,000 passengers traveling to and from Wyoming•Delta / Northwest service generates approximately $600 million in annual economic benefit and employs 34 people (DL 24 / NW 10) iWiin Wyoming Cody CasperJackson Hole Delta 12 Northwest 2